Exhibit 99.5

NICE Actimize Introduces Robotic Process Automation to Improve
Financial Crime and Compliance Efficiency

NICE Actimize RPA, integrated with Actimize Case Management, lowers the cost of compliance and increases investigator productivity

Hoboken, N.J. – May 22, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business and the industry's largest and broadest provider of a single financial crime, risk, and compliance software platform for the financial services industry has launched NICE Actimize Robotic Process Automation (RPA), a sophisticated technology that frees up investigators from low value, high volume manual tasks so that they may better focus on more important and strategic tasks. To further add value, NICE Actimize is integrating RPA within its existing NICE Actimize Enterprise Risk Case Manager solution to lower the cost of compliance and potentially increase investigator productivity up to 50 percent.

Robotic Process Automation has been an integral part of the NICE product portfolio for nearly seven years. NICE Actimize is leveraging this heritage by applying RPA technology to its financial crime solutions suite. Unique to the NICE Actimize RPA solution, the technology offers both attended robotic automation, which works side by side with an analyst to support their daily tasks as needed, and unattended robotic process automation in which a digital workforce is deployed to complete tasks.

"The data challenge isn't going away, and investigations aren't getting simpler," said Joe Friscia, President, NICE Actimize. "Robotic Process Automation is the key to better resource utilization, increased accuracy and productivity, and improved return on investment. As we continue to invest in automation and artificial intelligence, we will further integrate our analytics and machine learning competencies into our solutions to ensure greater efficiency and cost savings for our clients. This is the present and future of financial crime compliance."

NICE Actimize RPA automates investigation tasks where it may not be necessary to have human involvement – such as acquiring data from internal and external systems, copying and pasting client or account information across different screens, or preparing a case – thereby allowing teams to focus on high value activities rather than specific routine tasks.

NICE has already deployed more than 500,000 robots serving more than 400 customers at some of the world's most demanding organizations.

To learn more about NICE Actimize Robotic Process Automation and case management solutions, click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1 551 256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.